

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2023

Steve Manko
Chief Financial Officer
SkyWater Technology, Inc.
2401 East 86th Street
Bloomington, Minnesota 55425

> **Re: SkyWater Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2023**
> **File No. 001-40345**

Dear Steve Manko:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing